Exhibit 99.1

CRH MEDICAL CORPORATION

Suite 578 - 999 Canada Place

Vancouver, British Columbia

V6C 3E1

NOTICE OF ANNUAL GENERAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

As at and dated May 5, 2017

(unless otherwise noted)

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JUNE 8, 2017

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF CRH MEDICAL CORPORATION

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “Meeting”) of the shareholders of CRH Medical Corporation (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, Suite 2600, Three Bentall Center, Vancouver, BC V7X 1L3, on Thursday, June 8, 2017 at 1:30 p.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2016 and the auditor’s report thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, approving a new share unit plan of the Company (as set out in Schedule “A” to this Management Proxy Circular) and the unallocated entitlements thereunder, until the close of business on the date on which the annual meeting of the shareholders of the Company is held in 2020, as more particularly described herein;

4.	to appoint the Company’s auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

5.	to transact any other business that may properly come before the Meeting and any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

REGISTERED SHAREHOLDERS OF THE COMPANY WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE COMPANY’S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO M5J 2Y1. FORMS OF PROXY MAY ALSO BE VOTED BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THE FORM OF PROXY. BENEFICIAL SHAREHOLDERS SHOULD FOLLOW THE INSTRUCTIONS PROVIDED ON THEIR VOTING INSTRUCTION FORM WHEN VOTING THEIR SHARES. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY AND VOTING INSTRUCTION FORMS MUST BE RETURNED (OR VOTED BY INTERNET) NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING, OR ANY ADJOURNMENT THEREOF.

The Board of Directors of the Company has fixed as the record date for the Meeting to be the close of business on April 26, 2017. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

Dated at Vancouver, British Columbia, this 5th day of May, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS:

(signed) “Edward Wright”

Edward Wright,

Chief Executive Officer

CRH MEDICAL CORPORATION

Suite 578 - 999 Canada Place,
Vancouver, British Columbia
V6C 3E1

MANAGEMENT INFORMATION CIRCULAR

As at and dated May 5, 2017

(unless otherwise noted)

Solicitation of Proxies

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company. The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, Suite 2300, Three Bentall Center, Vancouver, BC V7X 1L3 on June 8, 2017 at 1:30 p.m. (Vancouver time) or any adjournment thereof for the purposes set forth in the Notice of Annual General Meeting accompanying this Information Circular.

Instruments of proxy must be received by the Company’s transfer agent, Computershare Investor Services Inc., 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Company (the “Board”) has fixed the record date for the Meeting to be the close of business on April 26, 2017. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

Voting of Common Shares

Registered Shareholders

Only shareholders that are registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent (“Registered Shareholders”), or duly appointed proxyholders, (except as discussed below under “Beneficial Shareholders”) will be recognized to make motions or vote at the Meeting.

Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

a)	complete, date and sign the proxy and return it to Computershare, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Trust Company of Canada, Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
b)	use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the proxy for the toll free number and control number; or
c)	log on to the internet at Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions given on the website and must refer to the proxy for the control number.

Beneficial Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Beneficial Shareholder”) but which are registered either: (a) in the name of a nominee that the Beneficial Shareholder deals with in respect of the shares (nominees include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) (“Nominee”); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Nominee is a participant. Beneficial Shareholders may not be recognized at the Meeting for the purposes of voting their shares in person or by way of proxy.

Applicable regulatory policy requires Nominees to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Nominee has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of Nominees now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. Each Beneficial Shareholder is requested to complete and return the voting instruction form by mail or fax. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote their shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the Beneficial Shareholder’s voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment thereof. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote shares directly at the Meeting or any adjournment thereof. The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.

There are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this Information Circular and the proxies (collectively, the “Meeting Materials”) directly to the NOBOs. The Company may utilize the Broadridge Quickvote™ service to assist Beneficial Shareholders that are NOBOs with voting their Shares. The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to OBOs.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders of the securities. If you are a Beneficial Shareholder, and the issuer or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of a Nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for the Registered Shareholder and vote their shares in that capacity. To do this, a Beneficial Shareholder must enter their own name in the blank space on the voting instruction form or form of proxy provided to them and return the voting instruction form or form of proxy to their Nominee (or the agent of such Nominee) in accordance with the instructions provided by such Nominee or agent well in advance of the Meeting.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

Appointment of Proxyholder and Revocability of Proxy

The persons named in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the proxy or by completing another suitable form of proxy.

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or shareholder’s attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Nominee to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Persons Making Solicitations

The solicitation is made on behalf of the management of the Company. The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General Meeting, and this Information Circular will be borne by the Company. Solicitation will be primarily by mail. In addition, proxies may be solicited in person, by telephone, facsimile, electronically or other means of communication by directors, officers and employees of the Company who will not be additionally compensated therefor.

Exercise of Discretion by Proxy

THE SHARES REPRESENTED BY ANY PROXY IN FAVOUR OF THE MANAGEMENT NOMINEES WILL, IF THE INSTRUCTIONS CONTAINED IN THE PROXY ARE CERTAIN, BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS MADE BY THE SHAREHOLDER IN THE PROXY. IN THE ABSENCE OF SUCH DIRECTION, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED FOR THE APPROVAL OF THE ITEMS SET OUT IN THE PROXY. FURTHER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH OF THE NOMINEES FOR ELECTION AS DIRECTORS SET OUT THEREIN. THE PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS, OR OTHER MATTERS TO COME BEFORE THE MEETING.

Request for Financial Statements

National Instrument 51-102 - Continuous Disclosure Obligations sets out the procedures for a shareholder to receive financial statements. If a shareholder wishes to receive financial statements, the shareholder may indicate his, her or its instructions in the enclosed form of proxy or voting instruction form or provide instructions in any other written format.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue 100,000,000 common shares in the capital of the Company (“Common Shares”) without par value. There is one class of shares only. The record date as of which shareholders entitled to vote at the Meeting will be determined is April 26, 2017.

As at April 26, 2017, 73,919,488 Common Shares were issued and outstanding, each share carrying the right to one vote at the Meeting. Shareholders are entitled to one vote for each share held. A quorum for the transaction of business at the Meeting is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder and in any such case, such shareholders or proxyholders in attendance at the Meeting must hold or represent in the aggregate at least 25% of the eligible vote.

To the knowledge of the directors and senior officers of the Company, as at April 26, 2017, no person or corporation, beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board currently consists of five directors. Management proposes to nominate the five persons named in the table below for election as a director. Each director will hold office until the next annual general meeting or until that person sooner ceases to be a director.

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Common Shares “withheld” for any nominee is equal to or exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall immediately tender his or her written resignation to the Board. The Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the Corporate Governance and Nominating Committee may consider such extenuating circumstances as it deems appropriate. The Board must take formal action on the Corporate Governance and Nominating Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and promptly announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election. The Company does not have a formal policy that imposes director term limits. When vacancies arise on the Board, the Company thoroughly considers the Board’s current composition, the Board’s needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.

The Company believes that decision-making is enhanced through diversity in the broadest sense and has implemented a Diversity Policy to reflect this principle. In the context of an effective Board, diversity includes valuing an individual’s gender, age, ethnicity, experience and culture, as well as other factors. Diverse skills and backgrounds encourage a range of perspectives and adding diversity can enhance societal norms, provide fair opportunity, and enable the reflection of our society broadly, all within the context of achieving effective stewardship and management.

The Board has determined that merit is the key requirement for Board appointment and employee advancement. As a result, the Diversity Policy does not mandate quotas based on any specific area of diversity and specifically does not set targets for women on the Board or in executive officer positions.

While the Company does not currently have a female director or executive officer, the Board continually reviews and assesses Board composition and executive officer appointments. The Board considers the level of representation of women on the Board and in executive officer positions in making such appointments and specific effort is made through the selection processes to identify suitable female candidates who meet the Company’s needs. It remains a key objective of the Board to achieve gender diversity.

The Board has also adopted a Retirement Policy setting forth a mandatory retirement age for directors whereby a director will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday.

Unless a shareholder provides other instructions, the enclosed proxy will be voted for the nominees listed below. Management does not expect that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any nominee is unable or declines to so serve, the persons named in the form of proxy will vote for another nominee of management if presented, or reduce the number of directors accordingly, in their discretion.

Dr. Anthony F. Holler, Chairman of the Board, Vancouver, BC, Canada

Dr. Holler was appointed as a director and as Chairman of the Board on December 21, 2005. Dr. Holler is one of the founders of ID Biomedical Corporation and held a number of executive positions with ID Biomedical including Chief Executive Officer and Director. Dr. Holler resigned from ID Biomedical upon the completion of ID Biomedical's acquisition by GlaxoSmithKline. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia.

Other Board Affiliations: None

Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee Independent Director 1,025,000 Shares 50,000 Options 16,000 Share Units
Dr. David Johnson, Director, Norfolk, Virginia, USA

Dr. Johnson was appointed to the Board on June 1, 2010. Dr. Johnson has been a partner of Gastrointestinal and Liver Specialists of Tidewater, PLLC in Norfolk, VA since 1989, having served at the National Naval Medical Center Gastroenterology division from 1984 to 1989. Dr. Johnson also serves as Professor of Medicine, Chief of Gastroenterology, Eastern Virginia Medical School and is Board-certified in Internal Medicine and Gastroenterology. Additionally, he is a past President of American College of Gastroenterology.

Other Board Affiliations: Norfolk Assembly, ACG/ASGE GI Quality Improvement Consortium

Independent Director 251,900 Shares 125,000 Options 16,000 Share Units
Todd Patrick, Director, Bellevue, Washington, USA

Mr. Patrick was appointed to the Board on May 25, 2006. Since November 2010, Mr. Patrick has been the President and CEO of C3 Jian, Inc. a private biotechnology company based in Los Angeles, CA. Prior to joining C3 Jian, Mr. Patrick was employed by ID Biomedical Corporation as its President from July 1994 to January 2006, when he resigned upon the completion of ID Biomedical's acquisition by GlaxoSmithKline.

Other Board Affiliations: Seattle Biomedical Research Institute; Vaxent Vaccines LLC; C3 Jian, Inc.

Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee Independent Director 973,563 Shares 4,687 Options 16,000 Share Units
Ian Webb, Director, Vancouver, BC, Canada

Mr. Webb was appointed to the Board on May 25, 2006. Mr. Webb has been retired since December 31, 2010. Prior to that, he was a partner of the law firm of Borden Ladner Gervais LLP. His practice focused on corporate and securities law with an emphasis on the legal requirements of public companies.

Other Board Affiliations: None

Member of the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee Independent Director 179,920 Shares 25,000 Options 16,000 Share Units
Edward Wright, CEO and Director, Vancouver, BC, Canada

Mr. Wright became the CEO and was appointed to the Board on September 18, 2006. Mr. Wright joined the Company from Cartier North America where he held the position of Executive Vice President of Retail for North America since 2005. Prior to that, Mr. Wright held the position President of Baume & Mercier since 2001. While at Cartier, Mr. Wright was responsible for the development and operations of the entire North American retail division, including implementation of strategic goals, supervision of retail development, and ensuring successful achievement of segment.

Other Board Affiliations: Vancouver College Ltd.

Non-Independent Director(1) 120,000 Shares 700,000 Options 700,000 Share units

Notes:

(1)       See “Statement of Corporate Governance Practices - Board” below.

(2)       Information regarding security holdings has been provided by each nominee.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no proposed director of the Company:

(a)	is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:
(i)	was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the director was acting in that capacity; or
(ii)	was the subject of a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while the director was acting in that capacity;
(b)	is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while the director was acting in that capacity or within a year of the director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Dr. Anthony Holler and Todd Patrick are former directors of Inviro Medical Inc. (“Inviro”). Inviro is a company incorporated under the laws of Canada which owned certain intangible assets including goodwill and customer relationships, and all of the issued and outstanding shares of Inviro Medical Devices, Inc. (the “US Subsidiary”). The US Subsidiary owned inventory manufactured in accordance with licences issued by the Department of Health of the Government of Canada and the United States Food and Drug Administration. On October 29, 2010, Inviro declared that it was no longer a going concern, and on or about that date, Inviro ceased to carry on business and all of its directors and officers, including Dr. Holler and Mr. Patrick, resigned. On February 10, 2011, the Supreme Court of British Columbia issued an order appointing Alvarez & Marsal Canada Inc. (the "Receiver") as receiver and manager of all of the assets, undertakings and properties of Inviro. Pursuant to a further order pronounced by the Supreme Court of British Columbia on February 24, 2012, certain distributions to certain Debenture holders of Inviro were authorized. The receivership process became complete on or around March 2013. On April 9, 2013, the Supreme Court of British Columbia issued an order discharging the Receiver.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Adoption of the Company’s 2017 Share Unit Plan

Shareholders will be asked to approve an ordinary resolution approving the Company’s new Share Unit Plan (the “2017 Share Unit Plan”) which will govern all share units of the corporation (each a “SU” and collectively the “SUs”) granted on or after June 8, 2017. For reference, a copy of the 2017 Share Unit Plan is appended hereto as Schedule “A”. The 2017 Share Unit Plan was approved by the Company’s Compensation Committee on May 5, 2017.

The existing share unit plan of the Company approved by shareholders on June 19, 2014 (the “Existing Share Unit Plan”) will continue to govern all SUs granted prior to June 8, 2017. If the 2017 Share Unit Plan is not approved by shareholders, the Company will not be able to grant additional SUs until the shareholders of the Company pass a resolution approving unallocated SUs under the Existing Share Unit Plan or pass a resolution approving a new share unit plan. If the 2017 Share Unit Plan is not approved by shareholders, all outstanding SUs will continue to vest unaffected. The Existing Share Unit Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the plan to achieve important corporate and personal objectives and, through the issuance by the Company of common shares, to better align the interests of participants with the long-term interests of Shareholders. The 2017 Share Unit Plan is substantially similar to the Existing Share Unit Plan, except that the 2017 Share Unit Plan amends some of the provisions in the Existing Share Unit Plan to adhere to the best corporate governance practices. For a detailed description of the provisions of the Existing Share Unit Plan (as modified by the provisions of the 2017 Share Unit Plan) see “Executive Compensation - “Equity-Based Awards - Existing Share Unit Plan”. In comparison to the Existing Share Unit Plan, the 2017 Share Unit Plan contains the following items:

Double Trigger upon Change of Control

The 2017 Share Unit Plan revises the Company’s current single-triggered vesting procedure for SUs in the event of a change of control of the Company. The 2017 Share Unit Plan provides that outstanding awards will be accelerated in connection with a change in control only if an awardee’s employment is terminated (other than for cause) or he or she resigns for good reason in connection with the change in control, in either case, within 12 months of the change of control.

Treatment of SUs Subject to Performance-Based Vesting Upon Change of Control

The 2017 Share Unit Plan includes a provision whereby if any SUs are subject to performance-based vesting conditions, then the vesting of such SUs shall accelerate only to the extent that such performance-based vesting conditions have been satisfied and further provided that if a performance-based vesting condition is, in the Board’s discretion, capable of being partially performed, then vesting shall be accelerated on a pro rata basis to reflect the degree to which the vesting condition has been satisfied, as determined by the Board.

Restriction on Number of SUs Granted on a Rolling Basis

The 2017 Share Unit Plan revises the maximum number of SUs that can be issued on a rolling basis. The Existing Share Unit Plan provides that the maximum number of common shares which may be reserved, set aside and made available for issuance under the Existing Share Unit Plan is a variable number equal to, when combined with securities available for issuance under any other security based compensation arrangement of the Company (i.e. the Stock Option Plan), 15% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis. The 2017 Share Unit Plan provides that the number of common shares which may be reserved for issuance at the time of grant of SUs: (i) pursuant to the 2017 Share Unit Plan or the Existing Share Unit Plan, shall not exceed 5% of the number of issued and outstanding common shares of the Company; and (ii) when combined with securities issuable under any other security based compensation arrangement of the Company, shall not exceed 10% of the number of issued and outstanding common shares of the Company.

As at May 5, 2017, the Company has 73,992,925 Common Shares issued and outstanding and 2,275,000 Common Shares issuable under existing SU grants (equal to approximately 3.1% of the issued and outstanding Common Shares of the Company). Accordingly, there are currently unallocated SUs to purchase 1,424,646 Common Shares under the 2017 Share Unit Plan equal to 1.9% of the issued and outstanding Common Shares of the Company.

Non-Employee Director Participation

The 2017 Share Unit Plan restricts the number of SUs granted to non-employee directors, in combination with all other equity awards granted to non-employee directors under any other security based compensation arrangement, to an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-employee director, provided that the total value (based on grant date fair value as determined by the Board) of stock options issuable to any one non-employee director in any one year period shall not exceed $100,000.

Grants are Subject to the Company’s Clawback Policy

Each grant of SUs under the 2017 Share Unit Plan is subject to any clawback policy of the Company that may be in place from time to time, including the Clawback Policy as described herein. See “Executive Compensation - Clawback Policy”.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote to approve the 2017 Share Unit Plan.

Consequently, shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the 2017 Share Unit Plan. The text of the resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution that:

1. The 2017 Share Unit Plan, substantially as described above and appended to the Company’s Management Information Circular in respect of the Company’s 2017 Annual General Meeting of Shareholders (the “Meeting”), is hereby authorized and approved to be effective from the date of the Meeting.

2. All unallocated entitlements under the 2017 Share Unit Plan, as amended from time to time, be and are hereby approved and authorized, and the Company shall be permitted to grant SUs thereunder until June 8, 2020;

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Appointment of Auditors

The Board recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, to serve as auditors of the Company until the next annual general meeting of shareholders and to authorize the directors to fix their remuneration. KPMG LLP was first appointed as the Company’s auditor on January 14, 2008.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of KPMG LLP as auditors of the Company to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board.

EXECUTIVE COMPENSATION

Currency

The Company reports its financial statements in United States dollars and therefore all dollar amounts contained in this Information Circular are reported in United States dollars unless otherwise indicated. Canadian dollars are indicated as “CDN$”.

Any compensation that was paid to a Named Executive Officer (as defined herein) in currency other than United States dollars was converted to United States dollars based on the 2016 average exchange rate as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars being CDN$1.00 equals USD$1.3248.

Compensation of Named Executive Officers

For purposes of this Information Circular, the term “Named Executive Officers” means, collectively:

(a)	the Company’s chief executive officer (the “CEO”);
(b)	the Company’s chief financial officer (the “CFO”);
(c)	each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and
(d)	any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

and “Named Executive Officer” means any one of them.

Based on the foregoing definition, during the most recently completed financial year of the Company, there were three Named Executive Officer(s), namely, Edward Wright, its CEO, Richard Bear, its CFO and James Kreger, its President of Anesthesia.

Compensation Discussion & Analysis

The Company’s policy with respect to the compensation of the Named Executive Officers is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including revenue and earnings growth; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders. The Compensation Committee utilizes industry compensation surveys and publically available information on similar size companies in evaluating compensation to its Named Executive Officers.

Compensation Committee

The Compensation Committee of the Company currently consists of Messrs. Holler, Webb and Patrick. The Board has determined that all members of the Compensation Committee are independent directors (as defined under applicable securities legislation and securities exchange regulations). Each of the committee members has direct experience that is relevant to his responsibilities with respect to executive compensation through playing a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and procedures; being a member of boards of other public companies; and/or being a legal advisor to boards of other public companies.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the Compensation Committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and general corporate compensation and benefit programs. The committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the CEO, and making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers.

Compensation Elements

An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to executives based on their level of attainment of these goals.

The Company’s current executive compensation program is comprised of the following three components: (i) base salary; (ii) short-term non-equity incentive compensation, consisting of a cash bonus linked to both individual and corporate performance; and (iii) long-term equity compensation, consisting of the Company’s Stock Option Plan and Share Unit Plan (both as defined herein) established for the benefit of its directors, executive officers, employees and service providers.

Base Salary

Salaries of the Company’s executive officers are based on a comparison with competitive positions and industry standards. The starting point to determine executive base salaries is the median of executive salaries in comparable companies. These are reviewed annually by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The Compensation Committee also takes into consideration the fulfillment of the corporate objectives of the Company including but not limited to revenue growth, cash flow, net income (loss) and the market value of the Company, as well as the individual performance of the executive.

Short-Term Non-Equity Incentive Compensation

The short-term non-equity incentive compensation plan sets out the allocation of incentive awards based on the financial results and the advancement of the Company’s strategic objectives. These objectives are set as part of the annual review of corporate strategies. In the case of executive officers, the program is designed to maximize corporate and individual performance by establishing specific operational and financial goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of cash incentives requires the approval of both the Compensation Committee and the Board and is based upon an assessment of each individual’s performance, as well as the performance of the Company. As of the year ended December 31, 2016 there were cash bonuses paid or accrued to executive officers under our short-term non-equity incentive compensation plan totalling $317,313. Mr. Wright was awarded a bonus of $144,500, Mr. Bear was awarded a bonus of $137,750, and Mr. Kreger was awarded a bonus of $35,063 in respect of their activities related to the Company’s achievement of revenue goals and net income goals and anesthesia services acquisitions.

Long-term Equity Compensation Plan

The long-term component of the compensation of the Company’s executive officers is based on the Stock Option Plan and Share Unit Plan, which permit the award of a number of options or share units that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options and share units generally vest over a period of years.

Equity-Based Awards

Stock Option Plan

The Company established its Amended and Restated Stock Option Plan (the “Stock Option Plan”) in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Company.

Individuals eligible to participate under the Stock Option Plan are determined by either the Board or the Compensation Committee. The Stock Option Plan provides that the Company can issue up to 7,226,800 Common Shares as options, subject to adjustment in certain circumstances. As of May 5, 2017, the maximum number of Common Shares available to be granted as options (assuming no share units are granted under the Company’s Existing Share Unit Plan) is 858,238 representing approximately 1.2% of the Company’s outstanding Common Shares.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant. The Board or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The Board or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. Options granted under the Stock Option Plan are non-assignable and non-transferable. The exercise price of options may not be lower than the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day preceding the date of grant of the option.

If an individual eligible to participate under the Stock Option Plan is terminated for cause, all options granted to such individual will also terminate on the date of such individual’s termination. If such person is terminated for reasons other than cause, all options granted to such individual will terminated within 90 days of such date. If a participant under the Stock Option Plan dies, such participant’s stock options may be exercised by their personal representative or administrator until the earlier of the option’s expiry date or the date that is one year from such participant’s death.

Options granted under the Stock Option Plan generally vest in equal tranches over a four year period or as otherwise determined by the Board or the Compensation Committee, as the case may be. With respect to options that expire during a blackout period, or within ten days of the expiration of a blackout period, such expiry date shall automatically extend for a period of ten days beyond the expiration of the blackout period.

The Stock Option Plan provides that the maximum number of stock options issuable to insiders (as that term is defined by the TSX), together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the Stock Option Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

The Board and the Compensation Committee collaborate when determining option grants. The Board is responsible for interpreting the Stock Option Plan and has the authority to adopt policies and procedures to facilitate the administration of the Stock Option Plan. The Board may amend or discontinue the Stock Option Plan at any time provided that any such amendment does not alter or impair a previously granted option. However, any amendment of the Stock Option Plan will require the prior approval of the TSX, and, if applicable, the prior approval of the Company’s shareholders in accordance with the policies of the TSX.

Existing Share Unit Plan

The Existing Share Unit Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the Existing Share Unit Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the Existing Share Unit Plan, to better align the interests of participants with the long-term interests of shareholders. Upon the implementation of the 2017 Share Unit Plan, the Company will not issue any more SUs under the Existing Share Unit Plan, however, the Existing Share Unit Plan will continue to govern all SUs issued prior to June 8, 2017. The 2017 Share Unit Plan is substantially similar to the Existing Share Unit Plan with the material differences disclosed herein under the heading “Adoption of the Company’s 2017 Share Unit Plan”.

The Board has been emphasizing the use of SUs issued under the Existing Share Unit Plan, as opposed to stock options issued under the Option Plan, as part of the Company’s overall executive compensation plan. Since the value of SUs increases or decreases with the price of the Common Shares, SUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying compensation to share price performance. In addition, SUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The Existing Share Unit Plan is administered by the Compensation Committee or such other committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Existing Share Unit Plan. In accordance with the terms of the Existing Share Unit Plan, the Company, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive SUs and the number of SUs to be awarded to each participant. SUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each SU awarded conditionally entitles the participant to receive one Common Share upon attainment of the SU vesting criteria.

The vesting of SUs is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the SUs will be determined at the time of the grant by the Committee.

Once the SUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. SUs will be settled through the issuance of the Common Shares from treasury. The SUs may be settled on the payout date, which shall be determined by the Committee at the time of the grant, which in any event shall be no later than the expiry date for such SUs. The expiry date of SUs will be determined by the Committee at the time of grant. However, the maximum term for all SUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired SUs are available for future grants.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Existing Share Unit Plan is a variable number equal to, when combined with securities available for issuance under any other security-based compensation arrangement of the Company (as such arrangements are defined in the TSX Company Manual), 15% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis. As of May 5, 2017, the maximum number of Common Shares available to be granted under the Existing Share Unit Plan (assuming no additional options are granted under the Stock Option Plan) is 9,551,049 representing approximately 13% of the Company’s outstanding Common Shares.

Under the proposed 2017 Share Unit Plan the number of common shares that may be reserved for issuance at the time of grant of SUs: (i) pursuant to the 2017 Share Unit Plan or the Existing Share Unit Plan, shall not exceed 5% of the number of issued and outstanding common shares of the Company; and (ii) when combined with securities issuable under any other security based compensation arrangement of the Company, shall not exceed 10% of the number of issued and outstanding common shares of the Company.

The Existing Share Unit Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the Existing Share Unit Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the Existing Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Unless otherwise determined by the Company in accordance with the Existing Share Unit Plan, SUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s SUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited SUs are available for future grants.

SUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the Existing Share Unit Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Existing Share Unit Plan;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Existing Share Unit Plan;
(c)	to change the vesting provisions of SUs;
(d)	to change the termination provisions of SUs or the Existing Share Unit Plan that does not entail an extension beyond the original expiry date of the SU;
(e)	to preserve the intended tax treatment of the benefits provided by the Existing Share Unit Plan, as contemplated therein; or
(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the Existing Share Unit Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Existing Share Unit Plan; and
(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:
(i)	an increase in the maximum number of Common Shares issuable pursuant to the Existing Share Unit Plan other than as already contemplated in the Existing Share Unit Plan;
(ii)	an extension of the expiry date for SUs granted to insiders under the Existing Share Unit Plan;
(iii)	other types of compensation through Common Share issuance;
(iv)	expansion of the rights of a participant to assign SUs beyond what is currently permitted in the Existing Share Unit Plan; or
(v)	the addition of new categories of participants, other than as already contemplated in the Existing Share Unit Plan.

Clawback Policy

On May 5, 2017, the Board adopted an executive compensation clawback policy (the “Clawback Policy”) pursuant to which the Company may claw back performance-based compensation (including cash bonuses and equity compensation) from the Chief Executive Officer, Chief Financial Officer and other officers of the Company if: (i) the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct (as defined below) of an officer directly caused or directly contributed to the need for such material restatement; or (ii) an officer has engaged in fraud, theft, embezzlement or serious misconduct, has engaged in any conduct that would qualify as cause for termination of employment at common law or has been negligent in the performance of his or her duties to the Company (collectively, “Misconduct”), irrespective of whether there was a material restatement. The independent members of the Board have discretion to decline to seek recovery of the amounts otherwise recoverable. The Clawback Policy applies to performance-based compensation granted on or after June 8, 2017.

Risk Assessment of Compensation Policies and Practices

Annually, the Compensation Committee conducts a risk assessment of the Company’s compensation policies and practices as they apply to all employees, including all executive officers. The design features and performance metrics of the Company’s cash and stock-based incentive programs along with the approval mechanisms associated with each are evaluated to determine whether any of these policies and practices would create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee discusses the results of the risk assessment with the Company’s management and if any adjustments to the design features or performance metrics are required. Based on this assessment, it was concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph and table compares the cumulative shareholder return on a CDN$100 investment in the Common Shares to a similar investment in the companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2011 to December 31, 2016.

Summary Compensation Table

The aggregate cash compensation paid to the Named Executive Officers for services rendered during the financial year ended December 31, 2016 was $1,124,084. Compensation includes salaries and bonuses earned in the year. Mr. Wright was not paid directors’ fees.

Non-equity incentive plan compensation ($)
Name and principal position	Year(1)	Salary ($)(2)	Share-based awards ($)(3)	Option-based awards ($)(5)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Edward Wright, CEO	2016 2015 2014	$350,000 $273,735 $298,787	$3,506,250(3) $1,670,000 -	- - $260,225	$144,500 $82,121 $226,354	- - -	- - -	- - -	$4,000,750 $2,025,856 $785,365
Richard Bear, CFO	2016 2015 2014	$325,000 $300,000 $240,000	$3,506,250(3) $1,670,000 -	- - $130,113	$137,750 $90,000 $250,000	- - -	- - -	- - -	$3,969,000 $2,060,000 $620,113
James Kreger,(6) President Anesthesia	2016	$131,771	$1,295,500(4)	-	$35,063	-	-	-	$1,462,334
(1)	Financial year ended December 31.

(2)	Edward Wright’s salary is paid in Canadian dollars in 2015 and 2016 and converted to United States dollars for purposes of financial reporting and for the executive compensation disclosure contained herein. In Canadian dollars, Mr. Wright was paid a salary of $350,000 and $330,000 for the 2015 and 2014 calendar years respectively.

(3)	The value of the share-based awards reflects the fair value of share units granted on December 16, 2016. The fair value for the performance based portion, share units vest when the share price reaches CAD$15.00 and CAD$20.00 respectively for any thirty trading days, was computed using a binomial pricing model with the following assumptions: a) average risk-free interest rate of 0.61%; b) the share price on the grant date was $5.50; c) expected volatility of 66.56%; d) forfeiture rate of 0%; and e) no expected dividend payments. The binomial model was used to compute share unit fair values because it is an option model that can be used to incorporate performance targets and is considered to produce a reasonable estimate of fair value. The fair value for the time-based portion of the grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.99%; b) expected life of 4.76 years; c) the price of the stock on the grant dates were $5.50; d) expected volatility of 66.56; e) forfeiture rate of 3.79%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(4)	The value of the share-based awards reflects the fair value of share units granted on July 11, 2016. The fair value for the performance based portion, share units vest when EBITDA attributable to shareholders in any fiscal year is $100,000,000 and $150,000,000, was computed using a binomial pricing model with the following assumptions: a) average risk-free interest rate of 0.61%; b) the share price on the grant date was $3.62; c) expected volatility of 68.27%; d) forfeiture rate of 0%; and e) no expected dividend payments. The binomial model was used to compute share unit fair values because it is an option model that can be used to incorporate performance targets and is considered to produce a reasonable estimate of fair value. The fair value for the time-based portion of the grant was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.50%; b) expected life of 4.00 years; c) the price of the stock on the grant dates were $3.62; d) expected volatility of 66.386; e) forfeiture rate of 3.43%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(5)	No option-based awards were granted to Named Executive Officers in 2015 or 2016. The value of the option-based awards reflects the fair value of options granted on January 23, 2014. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.76%; b) expected life of 6.25 years; c) the price of the stock on the grant dates were $0.60; d) expected volatility of 62.57; e) forfeiture rate of 4.08%; and f) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(6)	Mr. Kreger was employed by the Company effective July 11, 2016.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information for each Named Executive Officer regarding all awards of options outstanding at the end of the most recently completed financial year. Further details about the granting of options and determination of their terms are discussed above under “Equity-Based Awards”.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Unexercised in-the-Money Options at FY-End ($)(2)	Number of shares or units of shares that have not Vested (#)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value at share-based awards not paid out or distributed ($)
Edward Wright	700,000 (1)	$0.52	24-Jan-2024	$3,368,914	1,200,000	$6,400,120	N/A
Richard Bear	350,000 (1)	$0.52	24-Jan-2024	$1,684,457	1,200,000	$6,400,120	N/A
James Kreger	-	-	-	-	350,000	$1,866,702	N/A

(1)	These options vest equally over sixteen quarters, first vesting occurs three months after grant date.

(2)	Value of the unexercised in-the-money options is calculated based upon the difference between the market value of the Common Shares as at December 31, 2016 of $5.25 on the NYSE and the exercise price of the options.
(3)	Value of the market or payout value of share-based awards that have not vested is calculated based upon the market value of the Common Shares as at December 31, 2016 $5.25 on the NYSE .

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Edward Wright	$525,254 (2)	-	-
Richard Bear	$262,627 (3)	-	-
James Kreger	-	-	-

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	175,000 options exercisable at $0.52 vested on January 23, 2016, April 23, 2016, July 23, 2016 and October 23, 2016. The closing prices of the Common Shares on the NYSE on January 23, 2016, April 23, 2015, July 23, 2015 and October 23, 2015 were $2.54, $3.25, $3.82, and $4.64. Options were granted at market prices.

(3)	87,500 options exercisable at $0.52 vested on January 23, 2016, April 23, 2016, July 23, 2016 and October 23, 2016. The closing prices of the Common Shares on the NYSE on January 23, 2016, April 23, 2015, July 23, 2015 and October 23, 2015 were $2.54, $3.25, $3.82, and $4.64. Options were granted at market prices.

Pension Plan Benefits

The Company has not established any pension plan or retirement benefit plan and none are proposed at this time.

Termination and Change of Control Benefits

Termination of Employment, Change in Responsibilities, and Employment Contracts

On August 18, 2006 (and as most recently amended on May 7, 2014), the Company signed an employment contract with Edward Wright, the CEO, which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 40% of the annual salary, but which shall not be capped at 40% of the annual salary. The employment contract provides for termination payments to be made to the CEO as follows: (i) in the event of death or total incapacity of the CEO or in the event of termination of the CEO for just cause, the Company will pay to the CEO an amount equal to six months’ salary or provide notice in lieu of payment; and (ii) in the event of termination of the CEO by the Company without just cause, the Company will provide an amount equal to 18 months’ salary; and (iii) in the event of termination of the CEO as a result of a change of control of the Company, the Company will pay to the CEO an amount equal to 24 months’ salary, including any annual bonuses. If Mr. Wright’s employment was terminated on the last business day of the most recently completed financial year, he would have been entitled to receive, $175,000 if the triggering event in (i) above occurred, $525,000 if the triggering event in (ii) above occurred, and $980,000 if the triggering event in (iii) above occurred. In the event of a termination the CEO’s contract provides for continuing confidentially and non-disclosure obligations in accordance with industry standards. In addition, upon a termination following a change of control, all unvested Share Units will be deemed to be vested.

The Company has an employment contract with Richard Bear (and as most recently amended on April 7, 2017), the CFO, which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 40% of the annual salary, but which shall not be capped at 40% of the annual salary. The employment contract provides for termination payments to be made to the CFO as follows: (i) in the event of termination of the CFO by the Company without just cause, the Company will provide an amount equal to 18 months’ salary; and (ii) in the event of termination of the CFO as a result of a change of control of the Company, the Company will pay to the CFO an amount equal to 24 months’ salary, including any annual bonuses. If Mr. Bear’s employment was terminated on the last business day of the most recently completed financial year, he would have been entitled to receive $487,500 if the triggering event in (i) above occurred, and $910,000 if the triggering event in (ii) above occurred. In addition, upon a termination following a change of control, all unvested Share Units will be deemed to be vested.

On June 23, 2016 (effective date July 11, 2016), the Company signed an employment contract with James Kreger, the President of Anesthesia, which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 30% of the annual salary, but which shall not be capped at 30% of the annual salary. The employment contract provides for termination payments to be made in the event the Company terminates employment without cause, if Mr. Kreger terminates for good reason, or if employment is terminated because of a change of control. The termination payment is continuation of base salary for 12 calendar months and any unpaid prorated bonus, should any exist, for the fiscal year ending immediately prior to the effective date of termination. In the event of a termination Mr. Kroger’s contract provides for continuing confidentially and non-disclosure obligations in accordance with industry standards. If Mr. Kreger’s employment was terminated on the last business day of the most recently completed financial year for the reasons specified above, he would have been entitled to receive $357,500. In addition, upon a termination following a change of control, all unvested Share Units will be deemed to be vested.

DIRECTOR COMPENSATION

Narrative Discussion

The compensation paid to the Board is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Board with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Compensation Committee. Directors’ compensation is comprised of an annual retainer, meeting fees and a long-term component consisting of stock options and share units. Directors’ compensation is included in the mandate of the Compensation Committee. Directors’ compensation is subject to the approval of the Board. Directors who are members of management do not receive compensation for serving as directors.

On April 30, 2015, the Board of Directors approved new compensation arrangements for directors effective January 1, 2015. Pursuant to these arrangements, each non-management Director receives an annual retainer of $25,000 and meeting fees of $1,500 for each meeting attended in person and $750 for each meeting attended by telephone. In addition to the annual retainer, the Board Chairman receives an additional annual retainer of $25,000, the Audit Committee Chairman receives an additional annual retainer of $15,000, and the Corporate Governance and Nominating Committee Chairman and Compensation Committee Chairman each receives an additional annual retainer of $7,500. All director fees are paid in U.S. currency. Reasonable expenses incurred in connection with attending to board matters are reimbursed. During the most recently completed financial year, the Directors’ cash fees totaled an aggregate value of USD$210,250. Directors are also eligible to receive stock options and share units under the Stock Option Plan and Existing Share Unit Plan, as described herein.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Anthony Holler	$61,250	$59,840	-	-	-	-	$121,090
Todd Patrick	$51,250	$59,840	-	-	-	-	$111,090
Ian Webb	$51,250	$59,840	-	-	-	-	$111,090
David Johnson	$30,250	$59,840	-	-	-	-	$90,090

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information for each director regarding all awards of options outstanding at the end of the most recently completed financial year. Further details about the granting of options and determination of their terms are discussed above under “Equity-Based Awards”.

Option Based Award					Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of Unexercised in-the-Money Options at FY-End ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value at share-based awards not paid out or distributed ($)
Anthony Holler	25,000 25,000	$0.20 $0.45	06-Dec-2017 12-Dec-2023	$128,222 $122,178	16,000	$85,335	$0
Todd Patrick	10,937 17,187	$0.20 $0.45	06-Dec-2017 12-Dec-2023	$56,094 $83,995	16,000	$85,335	$0
Ian Webb	25,000 25,000	$0.20 $0.45	06-Dec-2017 12-Dec-2023	$128,222 $122,178	16,000	$85,335	$0
David Johnson	25,000 25,000 100,000	$0.20 $0.45 $0.45	06-Dec-2017 12-Dec-2023 19-Dec-2023	$128,222 $122,178 $488,712	16,000	$85,335	$0

(1)	These options vest equally over 16 quarters, first vesting occurs three months after grant date.

(2)	Value of the unexercised in-the-money options is calculated based upon the difference between the market value of the Common Shares as at December 31, 2016 of $5.25 on the NYSE and the exercise price of the options.

Incentive Plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)(1) (2)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Anthony Holler	$43,781	$nil	N/A
Todd Patrick	$43,781	$nil	N/A
Ian Webb	$43,781	$nil	N/A
David Johnson	$130,708	$nil	N/A

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	25,000 options exercisable at $0.20 vested on March 8, 2016, June 8, 2016, September 8, 2016 and December 8, 2016. The closing prices of the Common Shares on the NYSE on March 8, 2016, June 8, 2016, September 8, 2016, and December 8, 2016 were $3.20, $3.30, $3.79, and $5.45, 25,000 options exercisable at $0.45 vested on March 12, 2016, June 12, 2016, September 12, 2016 and December 12, 2016. The closing prices of the Common Shares on the NYSE on March 12, 2016, June 12, 2016, September 12, 2016 and December 12, 2016 were $3.49, $3.305, $3.66, and $5.015. 25,000 options exercisable at $0.45 vested on March 19, 2016, June 19, 2016, September 19, 2016 and December 19, 2016. The closing prices of the Common Shares on the NYSE on March 19, 2016, June 19, 2016, September 19, 2016 and December 19, 2016 were $3.43, $3.45, $3.94 and $5.20. Options were granted at market prices.

Directors and Officers Insurance

The Company provided insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $25,000,000. The policy governing such insurance is subject to customary exclusions and limitations.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan and the Existing Share Unit Plan are the only equity compensation plans of the Company. The following table sets forth the information with respect to the options and share units outstanding under the plans at December 31, 2016.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Share Units	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	6,392,311	$0.43	4,519,580
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,392,311	$0.43	4,519,580

For more information about the Company’s equity compensation plans, see “Equity-Based Awards” above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers or proposed nominees for election as a director of the Company, nor any associate of any of such persons, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading “Matters to be Acted Upon at the Meeting”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. The Canadian Securities Administrators have implemented National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) in each of the provinces and territories of Canada. In addition, the Canadian Securities Administrators have adopted National Instrument 52-110 - Audit Committees (“NI 52-110”), which prescribes certain requirements in relation to audit committees. The Board is of the view that the Company’s general approach to corporate governance, summarized below, meets or exceeds the applicable guidelines and requirements.

The Board

Structure

The Board is currently composed of five directors. The Board has determined that four of the current directors, Messrs. Holler, Patrick, Webb and Johnson, are “independent” as defined in NI 58-101. The Board has concluded that one director, Mr. Wright, is not independent as defined in NI 58-101. Mr. Wright is not independent as he is the CEO. Certain directors of the Company are directors of other reporting issuers as disclosed above under the heading “Matters to be Acted Upon at the Meeting - Election of Directors”.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The directors can request at any time a meeting restricted to independent directors for the purpose of discussing matters independently of management. The independent directors generally meet without management at each quarterly meeting of the directors.

The following table sets forth the attendance of the directors at Board and Committee meetings from January 1, 2016 through December 31, 2016.

Director	Board	Audit	Compensation	Nominating and Corporate Governance	Meeting Attended %
					Board	Committee
Anthony Holler	4	4	1	1	100%	100%
Todd Patrick	4	4	1	1	100%	100%
Ian Webb	4	4	1	1	100%	100%
David Johnson	4	n/a	n/a	n/a	100%	n/a
Edward Wright	4	n/a	n/a	n/a	100%	n/a

Position Description

The Board has developed written position descriptions for members of the Board, the Chairman of the Board, and for the CEO.

Orientation and Continuing Education

Every new director is provided with an information package that includes a description of the Company and its policies and procedures as well as a copy of the mandate of the Board and its committees. Every new director is invited to meet with each senior executive in order to acquire an understanding of each sector of activity and to get to know the executives. Most Board meetings include presentations by various functional areas, to give Board members additional insight into the business. The Company will support Board members who wish to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, officers and employees. The Board monitors compliance with the Code by charging management with bringing to the Board’s attention any issues that arise with respect to the Code. During the previous fiscal year, no allegations of misconduct in relation to the Code were brought to the Board’s attention.

Under the Code, our directors, officers and employees are prohibited from trading securities of the Company while in possession of material, non-public information about the Company. A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com.

Except as otherwise disclosed herein, the Company has no contracts or other arrangements in place, which any of its directors or officers has a material interest in, and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and then be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Compensation

The Compensation Committee is responsible for recommending to the Board the structure and terms of the CEO’s compensation, including base salary and short and long term incentive bonuses. The Compensation Committee is further responsible for reviewing and agreeing on the key performance indicators (“KPIs”) that are used to assess the performance of the CEO. The Compensation Committee reviews the performance of the CEO against these KPIs and makes recommendations to the Board with respect to the CEO’s compensation based on its evaluation. The Compensation Committee negotiates and makes recommendations to the Board with respect to the employment contract of the CEO.

The Compensation Committee reviews and makes recommendations to the Board regarding the major components of compensation for all of the Company’s executive officers. See “Compensation Discussion & Analysis” above. The Compensation Committee monitors the general compensation and employment contract policies of the Company.

The Compensation Committee recommends director’s compensation for consideration by the Board annually, based on a review of the compensation for peer companies.

The Committee did not retain a compensation consultant or advisor during the most recently completed financial year.

Mandate of the Board

The Board has adopted a written mandate that defines its stewardship responsibilities. The Board’s principal responsibilities are:

•	to supervise and evaluate management;
•	to oversee the conduct of the business; and
•	to set policies appropriate for the business and to approve corporate strategies and goals.

The Board believes that its mandate and responsibilities should be carried out in a manner consistent with effective and efficient operation of the Company and enhancement of shareholder value.

The Board reviews and approves an operating and capital budget for each fiscal year. Management is authorized by the Board to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board and responding to shareholder concerns and enquiries.

The Board meets a minimum of four times a year and at each meeting reviews with management operational, financial and strategic planning issues. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company’s affairs and the opportunities or risks which the Company faces. In 2016, the Board met a total of 4 times.

Nomination of Directors

The Board and the Corporate Governance and Nominating Committee identify new candidates for election to the Board. The Corporate Governance and Nominating Committee will consider potential candidates and arrange for interviews with the interested candidates, as appropriate. The key suitability criteria may include the following:

•	Professional background and related qualifications.

•	Industry experience and relevant professional relationships.
•	Other board appointments.
•	Professional standing and reputation in the investment and medical communities.
•	Membership of industry committees.
•	Particular technical or financial background depending on the mix of experience on the Board at that time.
•	Enhancement of diversity.

The Board reviews any recommendation of the Corporate Governance and Nominating Committee and makes the final determination about director nominations and appointments. Where appropriate, independent consultants may be engaged to identify possible new candidates for the Board. Further information about the Corporate Governance and Nominating Committee is below under the heading “Corporate Governance and Nominating Committee.”

Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee periodically reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and the individual directors. The process for such evaluations may include the following:

•	individual discussions between each director and an independent consultant and/or members of the Corporate Governance and Nominating Committee;

•	with regard to individual director assessments, peer and/or self-evaluations; and

•	individual discussions with those members of senior management who regularly interact with the Board.

The Corporate Governance and Nominating Committee oversees the implementation of the Board evaluation process, reviews the evaluation results, develops recommendations based on the results and reports to the Board on the results and any recommendations. The Board then considers the results and recommendations to determine what, if any, action should be taken.

Committees of the Board

The Company has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others with respect to the Company’s: (a) financial statements; (b) financial reporting process; (c) systems of internal accounting and financial controls; (d) external auditors’ reports; and (e) risk identification, assessment and management program. It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the external auditors and the management of the Company. In performing its role, the Audit Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company. It is also empowered to instruct and retain outside counsel or other experts as required.

Charter of the Audit Committee

Organization

An Audit Committee shall be appointed annually by the Board and shall consist of at least three (3) members from among the directors of the Company. Each Audit Committee member shall where possible be an independent director, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All Audit Committee members shall be sufficiently versed in financial matters to understand the Company’s accounting practices and policies and the major judgements involved in preparing the financial statements.

The Board shall designate the Chair of the committee.

Statement of Policy

The committee shall fulfill its responsibilities within the context of the following principles:

1)	General
The committee expects the management of the Company to operate in compliance with the laws and regulations governing the Company and to maintain as strong a financial, reporting and control process as resources permit.
2)	Communications The committee shall have direct, open and frank communications throughout the year with management, other committee Chairs, and the external auditors.
3)	Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the committee in consultation with the committee members, management and the external auditors.

4)	Information Needs

The committee expects that written materials will be received from management and the external auditors at least five (5) days in advance of the meeting dates.

5)	In-Camera Meetings

At each meeting, the committee shall meet in private session and may meet with the external auditors, with management, and with the committee members only.

6)	Reporting to the Board

The committee, through its Chair, shall report after each committee meeting to the Board at the Board’s next regular meeting.

7)	The External Auditors

The committee expects that in discharging its responsibilities to the shareholders, the external auditors shall be accountable to the Board through the committee. The external auditors shall report all material issues or potentially material issues to the committee.

Operating Procedures

1)	The committee shall meet at least four (4) times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chair upon the request of two (2) members of the committee or at the request of the external auditors.
2)	A quorum shall be a majority of the members.
3)	Unless the committee otherwise specifies, the Company’s Corporate Secretary shall act as Secretary at all meetings of the committee.

4)       In the absence of the Chair of the committee, the members shall appoint an acting Chair.

5)	A copy of the minutes of each meeting of the committee shall be provided to each member of the committee and to each director of the Company in a timely fashion.

Specific Responsibilities and Duties

To fulfil its responsibilities and duties, the committee shall:

Financial Reporting

1)	Review the Company’s annual and quarterly financial statements with management, the Company’s accountant, and/or the external auditors, as applicable, to gain reasonable assurance that the statements are accurate, complete and in accordance with International Financial Reporting Standards.
2)	Receive from the external auditors reports on their review of the annual and quarterly financial statements as applicable.
3)	Receive from management a copy of the representation letter provided to the external auditor and receive from management any additional representations required by the committee.
4)	Review and, if appropriate, recommend approval to the Board of news releases, management discussion and analysis, annual information forms and reports to the shareholders issued by the Company with respect to the Company’s annual and quarterly financial statements.
5)	Review and, if appropriate, recommend approval to the Board of prospectuses, and material change disclosures of a financial nature.
6)	Review financial related press releases.

Accounting Policies

1)	Review with management and the external auditors the appropriateness of the Company’s accounting policies and disclosures.
2)	Review with management and the external auditors the Company’s underlying accounting policies and any significant estimates and judgements.

Risk and Uncertainty

1)	Review with management the significant financial risks and principal business risks facing the company and gain reasonable assurance that they are being effectively managed or controlled.
2)	Ascertain that policies and procedures are in place to minimize environmental, occupational health and safety, and other risks to asset value.
3)	Review the adequacy of insurance coverage maintained by the Company.
4)	Review regularly with management, the external auditors and the Company’s legal counsel any legal claim or other contingency that could have a material effect upon the financial position of the Company.

Financial Controls and Control Deviations

1)	Review the plans of the external auditors to gain reasonable assurance that the review and evaluation of internal financial controls is comprehensive, coordinated and cost effective.

Compliance with Laws and Regulations

1)	Review regular reports from management and the external auditors with respect to the Company’s compliance with laws and regulations having material impact on the financial statements, environmental protection laws and regulations, various tax and other withholding accounts and other laws and regulations which expose directors to liability.

Relationship with External Auditors

1)	Recommend to the Board the nomination of external auditors.
2)	Approve the remuneration and the terms of engagement of the external auditors as set out in the engagement letter.
3)	Review the performance of the external auditors annually.
4)	Receive a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for any non-audit services by the Company.
5)	Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, the general overall audit plan and the materiality levels, which the external auditor proposes to employ. Review the results of the external audit with the external auditors including the auditor’s report, overall presentation of the financial statements, any adjustments needed or contemplated, areas of difficulty and any changes to the original audit plan.
6)	Meet with the external auditors in the absence of management to determine that no management restrictions have been placed on the scope and extent of the audit examinations conducted by the external auditors or the reporting of their findings to the committee.
7)	Establish effective communication processes with management and the Company’s external auditors to assist the committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the committee.

Other Responsibilities

1)	Approve annually the reasonableness of the expenses of the CEO.
2)	After consultation with the CFO and the external auditors, gain reasonable assurance annually of the quality and sufficiency of the Company’s accounting personnel.
3)	Perform such other functions as may from time to time be assigned to the committee by the Board.

Accountability

1)	Review and update its Charter on a regular basis for approval by the Board.
2)	From time to time, as requested by the Board, disclose its mandate and its Charter in the Company’s statement of corporate governance practices.

Engagement of Advisors

The committee may engage independent counsel and other advisors as it determines necessary to carry out its duties.

Composition of Audit Committee

The Audit Committee is currently comprised of, and following the election to the Board of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non-independent(1)	Financially literate or not financially literate(2)	Relevant Education and Experience
Dr. Anthony Holler	Independent	Financially literate	Previously CEO and director of ID Biomedical Corporation
Todd Patrick(3)	Independent	Financially literate	Previously President and director of ID Biomedical Corporation
Ian Webb	Independent	Financially literate	Previously solicitor practicing corporate law and director of ID Biomedical Corporation

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	Todd Patrick is also an “audit committee financial expert” as described in Section 407 of the Sarbanes-Oxley Act of 2002.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other member of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

All fees billed by KPMG LLP, the Company’s external auditor, during the two most recently completed financial years are as follows:

	Year ended December 31, 2016 (CDN)	Year ended December 31, 2015 (CDN)
Audit Fees	$304,000	$372,000
Audit-Related Fees	$nil	$nil
Tax Fees	$69,831	$79,482
All Other Fees	$nil	$nil
Total	$373,831	$451,482

Audit Fees: All services performed by KPMG LLP in connection with the review of annual consolidated financial statements of the Company, including services performed to comply with generally accepted auditing standards.

Audit Related Fees: All services performed by KPMG LLP in connection with the review of quarterly financial statements in accordance with generally accepted standards for a review, equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews.

Tax Fees: All services performed by KPMG LLP in connection with tax planning, compliance and advice.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee’s mandate is to undertake activities as needed to assist the Board in providing efficient and effective corporate governance for the benefit of shareholders. The Committee’s responsibilities include overseeing the effective functioning of the Board, reviewing the relationship between management and the Board, ensuring that the Board can function independently of management, reviewing the size and composition of the Board, reviewing the committee structure of the Board and identifying new nominees to the Board.

The Corporate Governance and Nominating Committee, following the election to the Board of the nominees proposed in this Information Circular, will be comprised of the following individuals:

Name	Independent/non-independent	Management/Non-Management
Dr. Anthony Holler	Independent	Non-Management
Todd Patrick	Independent	Non-Management
Ian Webb	Independent	Non-Management

Compensation Committee

The Compensation Committee consults generally with, and makes recommendations to, the Board on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. See “Board- Compensation” above.

The Compensation Committee is currently comprised of, and following the election to the Board of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non-independent	Management/Non-Management
Ian Webb	Independent	Non-Management
Dr. Anthony Holler	Independent	Non-Management
Todd Patrick	Independent	Non-Management

ADDITIONAL INFORMATION

Upon request by any person, the Secretary of the Company shall provide the following:

1)	one copy of the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 together with the accompanying report of the auditors thereon and one copy of any interim financial statements of the Company subsequent to such financial statements;
2)	one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; or
3)	at any other time, one copy of any of the documents referred to in (1) and (2) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder in the Company.

Copies of the above documents will be provided, upon request to the Secretary of the Company, at Suite 578 - 999 Canada Place, Vancouver, BC, V6C 3E1, free of charge to a shareholder of the Company. Additional financial information is provided in the audited consolidated financial statements of the Company for the year ended December 31, 2016 and Management’s Discussion and Analysis thereof. The above documents, together with additional information relating to the Company is available on SEDAR at www.sedar.com. Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

OTHER BUSINESS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Annual General Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the proxy to vote with regard to those matters in accordance with their best judgment.

ENQUIRIES

This document is important and requires your attention. Enquiries concerning information in this document should be directed to Richard Bear, Chief Financial Officer, via telephone toll free (North America) at 1-800-660-2153 extension 1048, or by e-mail: info@crhmedcorp.com.

DATED at Vancouver, British Columbia as of the 5th day of May, 2017.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

CRH MEDICAL CORPORATION

“Edward Wright”

Chief Executive Officer

SCHEDULE “A”

2017 SHARE UNIT PLAN

CRH MEDICAL CORPORATION

2017 SHARE UNIT PLAN

1.	PURPOSE
1.1	This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified directors, employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.
1.2	This Plan shall serve as the successor to the Corporation’s current Share Unit Plan approved by shareholders on June 19, 2014 (the “Prior Plan”), and no further awards shall be made under the Prior Plan from and after the effective date of this Plan. All outstanding awards under the Prior Plan immediately prior to the effective date of this Plan shall be included in the maximum number of Shares and other limitations set forth in Section 11 herein. However, each such award shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant and the Prior Plan, and no provision of this Plan shall affect or otherwise modify the rights or obligations of holders of such awards.
2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;
(b)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;
(c)	“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant’s legal representative;
(d)	“Board” means the Board of Directors of the Corporation;
(e)	“Cause” has the meaning ascribed to the phrase “cause” or “just cause for termination” under the laws of British Columbia;
(f)	“Change of Control” means:
(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or
(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;
(g)	“Committee” means the Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan, provided, however, if the Company ceases to qualify as a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two Directors, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3;
(h)	“Corporation” means CRH Medical Corporation and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;
(i)	“Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;
(j)	“Director” means a director of the Corporation or any of its Designated Subsidiaries;
(k)	“Eligible Consultant” means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the registrant's securities;
(l)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;
(m)	“Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;
(n)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;
(o)	“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date;
(p)	“Fiscal Year” means a fiscal year of the Corporation;
(q)	“Good Reason” means the occurrence of any one or more of the following without a Participant’s written consent:

A-2

(i)	a material change in the Participant’s position or duties, responsibilities, title or office in effect immediately prior to a Change of Control, which includes any removal of the Participant from or any failure to re-elect or re-appoint the Participant to any such position or office;
(ii)	a reduction in the Participant’s overall annual compensation for services provided to the Corporation in the cumulative amount of 5% or more within a 12 month period;
(iii)	any change to the terms or conditions of the employment of the Participant that would constitute “constructive dismissal” as that term is defined at common law which the Company fails to remedy within thirty (30) days of receiving written notice from the Participant of any such change; or
(iv)	the Corporation relocating the Participant to any place other than the location at which the Participant reported for work on a regular basis immediately prior to a Change of Control or a place within 15 kilometres of that location;
(r)	“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;
(s)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;
(t)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;
(u)	“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;
(v)	“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;
(w)	“Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a Director who, in any such case, has been designated by the Corporation for participation in the Plan;
(x)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;
(y)	“Plan” means this Share Unit Plan;
(z)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;
(aa)	“Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

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(bb)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;
(cc)	“Securities Act” means the U.S. Securities Act of 1933, as amended;
(dd)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;
(ee)	“Shareholders” means the holders of Shares;
(ff)	“Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;
(gg)	“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;
(hh)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;
(ii)	“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for Cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;
(jj)	“TSX” means the Toronto Stock Exchange; and
(kk)	“Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.
2.2	In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.
3.	GRANT OF SHARE UNITS AND TERMS
3.1	The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.
3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:
(a)	the number of Share Units which are being granted to the Participant;
(b)	any time based conditions as to vesting of the Share Units to become Vested Share Units;

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(c)	any performance based conditions as to vesting of the Share Units to become Vested Share Units;
(d)	the Payout Date, which shall in no event be later than the Expiry Date; and
(e)	the Expiry Date;

which shall be set out in the Grant Agreement.

3.3	The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any such conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.1 or 8.3 of the Plan, if applicable.
3.4	Each grant of Share Units hereunder shall be subject to any policy of the Corporation that may be in place from time to time relating to the “clawback” of the value of any Share Units hereunder in certain circumstances.
4.	GRANT AGREEMENT
4.1	Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.
5.	SHARE UNIT GRANTS AND ACCOUNTS
5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.
6.	PAYOUTS
6.1	On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in the following form: subject to the limitations set forth in Section 11.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings.
6.2	No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.
6.3	Shares issued by the Corporation from treasury under Section 6.1 of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.
6.4	The Corporation or a Designated Subsidiary may withhold from any amount payable by the Corporation to a Participant, including income or any other payments, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued to a Participant hereunder.

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7.	CHANGE OF CONTROL
7.1	Subject to Section 16 hereof, notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, if at any time within one year from the date of a Change of Control: (i) a Participant’s relationship with the Corporation is terminated by the Corporation other than for Cause or (ii) a Participant resigns for Good Reason, all outstanding Share Units held by such Participant shall become Vested Share Units and the Payout Date in connection with such Participant’s Vested Share Units shall be accelerated to the date of such Participant’s termination or resignation for Good Reason and the Corporation shall issue Shares to such Participants with respect to such Vested Share Units in accordance with Sections 6 and 8; provided that in the event that any Share Units are subject to performance-based vesting conditions, then the vesting of such Share Units shall accelerate only to the extent that such performance-based vesting conditions have been satisfied and further provided that if a performance-based vesting condition is, in the Board’s discretion, capable of being partially performed, then vesting shall be accelerated on a pro rata basis to reflect the degree to which the vesting condition has been satisfied, as determined by the Board.
8.	TERMINATION OF EMPLOYMENT AND FORFEITURES
8.1	Unless otherwise determined by the Corporation pursuant to Section 7.1 or 8.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.
8.2	Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without Cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.
8.3	Except (i) as otherwise provided in Section 16, (ii) to the extent that a Participant’s Vested Share Units are subject to U.S. Federal Income Tax, and (iii) to the extent that Section 409A applies to a Participant’s Vested Share Units; then in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue Shares such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.
9.	FORFEITED UNITS
9.1	Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.
10.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN
10.1	In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

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10.2	In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.
10.3	In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.
11.	RESTRICTIONS ON ISSUANCES
11.1	Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Shares reserved for issuance at the time of grant of Share Units: (i) pursuant to the Plan or the Prior Plan, shall not exceed 5% of the number of issued and outstanding Shares; and (ii) when combined with securities issuable under any other Security Based Compensation Arrangement of the Corporation, shall not exceed 10% of the number of issued and outstanding Shares.
11.2	The maximum number of Shares issuable to Insiders pursuant to Section 6.1 of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to Section 6.1 of the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.
11.3	The number of Share Units granted to non-Employee Directors under the Plan, in combination with all other equity awards granted to non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-Employee Director, provided that the total value (based on grant date fair value as determined by the Board) of stock options issuable to any one non-Employee Director in any one year period shall not exceed $100,000.
12.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN
12.1	Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.
12.2	The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:
(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;
(c)	to change the vesting provisions of Share Units;

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(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;
(e)	to make the amendments contemplated by Section 16.1(f); or
(f)	to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g)	no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and
(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:
(i)	an increase in the maximum number of Shares issuable under Sections 11.1 and 11.2 of the Plan (other than pursuant to Section 10);
(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;
(iii)	other types of compensation through Share issuance;
(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2;
(v)	the addition of additional categories of Participants (other than as contemplated by Section 10);
(vi)	an amendment to the number of Share Units which may be granted to non-Employee Directors as set out in Section 11.3 of this Plan; or
(vii)	an amendment to the amendment provisions of the Plan contained in this Article 12.
12.3	If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.
13.	ADMINISTRATION
13.1	Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.
13.2	The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

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13.3	The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.
14.	BENEFICIARIES AND CLAIMS FOR BENEFITS
14.1	Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.
15.	GENERAL
15.1	The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.
15.2	The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares received pursuant to the Share Unit.
15.3	The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.
15.4	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.
15.5	Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.
15.6	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.

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15.7	The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive a Payout pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.
15.8	This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.
16.	SECTION 409A
16.1	It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A:
(a)	Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.
(b)	If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or Director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A).
(c)	If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death.
(d)	A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.
(e)	Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties.
(f)	If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

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(g)	In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.
(h)	In the event the Corporation terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A. The Plan will not be terminated except as permitted under Section 409A. No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE: June 8, 2017

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